SAFRAN

SIÈGE SOCIAL

RECEIVED

2008 MAY -5 A 9:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 21, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08002318

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

Francis de Raimond

cc: Alain Marcheteau
(Safran)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

Annex

RECEIVED

2008 MAY -5 A 9:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

I. PRESS RELEASES

- March 27, 2008 – SAFRAN names Quy Nguyen Vice President for Investor Relations and Financial Communication
- April 11, 2008 – SAFRAN reports 2008 first-quarter consolidated sales

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

None

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

None

SAFRAN

Communiqué de presse . Press release

SAFRAN names Quy Nguyen Vice President for Investor Relations and Financial Communication

Paris, March 27, 2008 – Quy Nguyen, 38, joined SAFRAN on March 25 as Vice President for Investor Relations and Financial Communication.

He is in charge of directing and coordinating SAFRAN's relations with financial analysts and investors, and is responsible for setting up and ensuring the smooth operation of all financial communications and events: press releases, meetings with analysts, special investor days, etc.

Quy Nguyen is a graduate of the ESCP business school in Paris. He started his career as a financial analyst with CCF, then held the same job with Exane. Quy Nguyen moved to the Elior group in 2001 as head of investor relations and financial communication.

***SAFRAN** is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 57,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

SAFRAN reports 2008 first-quarter consolidated sales

Paris, April 11, 2008

11% organic growth at constant exchange rate Strong rise in commercial engine orders

Key figures

- Consolidated sales amounted to 2,514 million euros for the 2008 first quarter, up 11% at constant scope and exchange rates over the year-earlier period.
- Aerospace, defense and security businesses grew by 13.2% at constant scope and exchange rates.
- Orders for commercial aircraft engines continued to be buoyant, with 1,052 CFM56 engines ordered during the first quarter of 2008 (up 44% over the year-earlier period)

Commenting on these results, Chief Executive Officer Jean-Paul Herteman said:
"Safran's sales for the 2008 first quarter of rose 11% at constant scope and exchange rates, in line with our objective of 10%. We continued to post strong growth in the aerospace sector, thanks to the expertise of our people and the Group's strong competitive positions in its core businesses. In addition to this good performance, we are continuing to make the structural changes needed, in particular by developing our international operations, most notably in the USD zone and emerging countries. Furthermore, the SAFRAN Group has fully hedged its net dollar exposure for 2008, 2009 and 2010, and our action plan to resolve issues facing the mobile phone business is proceeding as planned."

First quarter sales

millions of euros	**2007**	**2008**	Change	Organic growth*
Aerospace Propulsion	1,319	1,392	+5.5%	+18.6%
Aircraft Equipment	679	674	-0.8%	+13.1%
Defense Security**	379	352	-7.1%	-5.3%
Aerospace, Defense and Security subtotal	**2,377**	**2,418**	**+1.7%**	**+13.2%**
Communication	133	96	-27.8%	-29.1%
Group Total	**2,510**	**2,514**	**+0.2%**	**+11.0%**

** at constant scope and exchange rates*
*** including Monetel activities, transferred on March 15, 2008 to Ingenico (€32 million in 2007 and €42 million in 2008).*

The 2008 first quarter saw continued buoyant orders in the civil aviation sector, especially for CFM56 engines: 1,052 orders were booked for this engine, up 44% versus the year-earlier period.

The four TP400 engines for A400M flight tests have been delivered. Airbus has chosen SAFRAN to provide the landing and braking systems on the A350. Two major defense programs, Félin (integrated equipment suite for infantry soldiers) and the AASM modular weapon system, have successfully passed major technical and contractual milestones.

SAFRAN is also continuing its expansion in the USD zone and emerging countries. Three new plants have been inaugurated in China, in the cities of Suzhou and Guiyang, and a new facility will be opened in Mexico in May. The SAFRAN Group is deploying a strategy to attenuate the impact of a weaker dollar, and has fully hedged its net dollar exposure for 2008, 2009 and 2010.

Aerospace Propulsion
Sales by the Aerospace Propulsion branch increased 5.5%. At constant scope and exchange rates,

growth would have been 18.6%. The strong growth in commercial engine business (original equipment and services) is in line with the Group's forecasts. The service business accounted for 45% of sales during the quarter, compared with 44% in 2007. Thus the Group has been able to offset the impact of the weakening U.S. dollar. There are now more than 18,000 CFM56 engines in service.

Aircraft Equipment

The Aircraft Equipment branch recorded 674 million euros in sales, up 13.1% at constant scope and exchange rates. Deliveries of nacelles for the Airbus A380 have accelerated (from 2 units in the first quarter of 2007, to 12 units in the first quarter 2008) and this trend will continue in the coming months. The newly announced delay in Boeing 787 deliveries will not have any additional significant impact on 2008. The service business continued to grow, especially for landing gear.

Defense Security

The Defense Security branch recorded sales of 352 million euros. Sales declined 5.3% at constant scope and exchange rates, due to technical and production delays in optronics and inertial equipment, but the branch should be able to catch up by the end of the year.

Communication

The decrease in sales by the Communication branch is due to the current refocus of this business and to a market slowdown, particularly in France. The Group's actions to resolve issues regarding the mobile phone business are proceeding as planned, and a finalized solution is expected to be announced in mid-year.

Financial agenda

Annual General Meeting of Shareholders: May 28, 2008
Dividend payment: June 6, 2008
First-half results announcement: July 31, 2008

***

SAFRAN is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has more than 57,000 employees in over 30 countries, and annual revenues of 11 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

The Safran share is continuously listed in the section "A" of the Eurolist market of Euronext Paris, and has been eligible for SRD since May 11th, 2005). The Safran share is part of SBF 120 and Euronext 100 indices.

www.safran-group.com

SAFRAN | Quy NGUYEN-NGOC|Director, Investor Relations and Financial Communication|Tel: +33(0)1 40 60 80 45 |Fax: +33 (0)1 40 60 84 36|quy.nguyen-ngoc@safran.fr |

SAFRAN|Jocelyne TERRIEN|Press Relations Manager|Tel: +33 (0)1 40 60 80 28|Fax: +33 (0)1 40 60 80 26|jocelyne.terrien@safran.fr|

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